77I. Terms of New or Amended Securities

     1. On April 28, 2003, the Touchstone Variable Series Trust began offering for sale the Baron Small Cap Fund;
     2. On April 28, 2003 the Touchstone Variable Series Trust began offering for sale Service Class shares of the Touchstone Money Market Fund; and
     3. On April 28, 2003, the name of the Touchstone Small Cap Value Fund was changed to the Touchstone Third Avenue Value Fund.